UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SCHERING AKTIENGESELLSCHAFT
(Name of Subject Company)

SCHERING AKTIENGESELLSCHAFT
(Name of Persons Filing Statement)

Ordinary Shares, no par value
(Title of Class of Securities)

DE 0007172009
(ISIN Number of Class of Securities)

American Depositary Shares
(Title of Class of Securities)

806585204
(CUSIP Number of Class of Securities)

Ulrich Grohe, Esq.
Muellerstrasse 178
13353 Berlin
Federal Republic of Germany
Telephone: (+49−30) 468−1111

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of the persons filing statement)

Copy to:
Peter S. Wilson, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
Telephone: (212) 474-1000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following statements were published on Schering Aktiengesellschaft’s website today. In order to access these statements, a reader must confirm that the reader has read and accepted the following statement:

At an appropriate time, Schering Aktiengesellschaft will file a solicitation/recommendation statement relating to the tender offer by Merck Vierte Allgemeine Beteiligungsgesellschaft mbH with the U.S. Securities and Exchange Commission. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft are advised to read such solicitation/recommendation statement when it becomes available because it will contain important information. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft will be able to obtain such solicitation/recommendation statement and other filed documents when they become available free of charge at the U.S. Securities and Exchange Commission’s website (http://www.sec.gov) and at Schering Aktiengesellschaft’s website (http://www.schering.de).

Allianz AG maintains neutrality regarding takeover bid
Allianz AG, the largest shareholder of Schering, held their yearly press conference on Thursday. Since Allianz holds about 12 percent of the Schering stocks, their stance has a relevant influence on the takeover discussion surrounding Schering.

The Allianz AG Board Member responsible for finances, Dr. Paul Achleitner, said to the members of the press that Allianz has not committed itself and, like the other shareholders, will decide at the appropriate point in time.

Upon being asked by journalists, Allianz AG Board Chairman, Michael Diekmann, stressed that Schering's being counseled by the investment bank Dresdner Kleinworth Wasserstein, which belongs to the Allianz Group, is a normal business operation. He does not see any conflict of interests caused by their owning the block of Schering shares and this advisory role.